FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Letter to the Buenos Aires Stock Exchange regarding Audit Committee Report. Allocations to Directors

March 3, 2008

BOLSA DE COMERCIO DE BUENOS AIRES

(BUENOS AIRES STOCK EXCHANGE)

BUENOS AIRES

Gentlemen:

Re:	Audit Committee Report. Allocations to Directors (Section 3, Chapter III, CNV Regulations)

Please find enclosed the following documents for your consideration:

•

Audit Committee Report (Section 16 (d), Chapter III, CNV Regulations) including the opinion of such Committee on the fees proposed for the Directors and External Auditors of the Company for the fiscal year ended December 31, 2007, as well as the proposal for the appointment of External Auditors for the 2008 fiscal year.

•	Information regarding allocations to the Company Directors, in accordance with the provisions of Section 3, Chapter III, CNV Regulations.

Sincerely,

BBVA BANCO FRANCÉS S.A.

Reconquista 199 (C1003ABB) Casilla de Correo 3196 Correo Central (1000) Buenos Aires Argentina

MINUTES NO. 48

A meeting of the members of the Audit Committee of BBVA Banco Francés S.A. (hereinafter “Banco Francés” or “the Company”) was held in the city of Buenos Aires, on February 12, 2008, at 10:00 A.M., at the headquarters of the Company. The following members of the Audit Committee were present: Mr. Oscar Castro and Mr. Javier D’Ornellas, and Ms. Sarrailh as Secretary of the Committee.

The meeting was chaired by Mr. Castro, who stated that the Board of Directors of the Company, pursuant to Sections 13 and 15 (a) and (e) of Executive Order No. 677/01 and SOX (Sarbanes-Oxley Act), had requested the Audit Committee to issue an opinion on the proposals that the Board of Directors intended to submit at the Annual Regular and Special Shareholders’ Meeting regarding:

a) The appointment of Deloitte & Co. S.R.L. as External Auditors of the financial statements of the Company for the fiscal year ending on December 31, 2008.

b) The allocation of an aggregate remuneration of $8,283,709 (eight million two hundred and eighty three thousand seven hundred and nine Argentine Pesos) to the Board of Directors in office during the 2007 fiscal year, to be distributed among the directors according to their positions and responsibilities and current remuneration policy.

c) The proposal to pay Deloitte & Co. S.R.L., for its services as External Auditors of the financial statements of Banco Francés for the 2007 fiscal year, the sum of $1,843,375 (one million eight hundred and forty three thousand three hundred and seventy five Argentine Pesos) plus VAT.

The Board of Directors has also requested the Audit Committee to estimate the budget –to be submitted for approval at the Shareholders’ Meeting– for the operation of the Audit Committee during the 2008 fiscal year.

The Audit Committee considered these three matters.

1.	Opinion on the proposal for the appointment of External Auditors for the 2008 fiscal year

The Board of Directors will propose at the Annual Regular Shareholders’ Meeting the appointment of Estudio Deloitte & Co. (hereinafter “Deloitte”) as Auditors of the financial statements for the fiscal year beginning on January 1, 2008 and ending on December 31, 2008.

The Board of Directors has informed that Banco Bilbao Vizcaya S.A. (hereinafter “BBVA”) recently conducted an External Auditor selection process that resulted in the appointment of Deloitte & Touch.

The Audit Committee discussed the background of the accounting firm proposed and its performance in prior years, and considering:

•	That Deloitte is one of the most renowned and prestigious accounting firm, both nationally and internationally, and therefore has vast experience in the field.

•

That as of the last quarter of the fiscal year ended December 31, 2002, Deloitte has acted as External Auditor of the financial statements of Banco Francés, its subsidiaries and affiliates, and no objections to its work have been raised by regulatory authorities or the shareholders. During the 2007 fiscal year, Deloitte has acted as External Auditor of the Company, performing its duties in a satisfactory manner and with due independence, as stated in the Management Annual Report that this Committee has submitted to the Board of Directors of the Company.

•

That the professional reliability of the partners and work team of Deloitte who have been working on the external audit of Banco Francés and the knowledge they have acquired of the Company, its accounting, and its internal controls, make it advisable that Deloitte continue holding such position during the new fiscal year.

The Audit Committee unanimously resolved to present a favorable opinion to the Board of Directors on its proposal to appoint Deloitte & Co. S.R.L. as External Auditors for the 2008 fiscal year.

2.	Opinion on the remunerations proposed for the Board of Directors for the 2007 fiscal year

The Board of Directors intends to propose at the Annual Regular and Special Shareholders’ Meeting the allocation of an aggregate remuneration of $8,283,709 for the Directors in office during the 2007 fiscal year (for the annual period of office granted at the Shareholders’ Meeting dated April 26, 2007), to be distributed among the Directors according to their positions and responsibilities, as well as current Human Resources policy. Their remunerations will be submitted for approval, as usual, at the Regular Shareholders’ Meeting, as may be decided by the Board of Directors.

In order to evaluate this proposal, the following was considered: Mr. Oscar Miguel Castro and Mr. Javier D’Ornellas, regular directors of the Company, are deemed as independent pursuant to Executive Order No. 677/2001 and Resolution No. 400/2002; Mr. José Manuel Tamayo Pérez is deemed as independent pursuant to NYSE regulations (Sarbanes-Oxley Act), and Mr. Marcelo Gustavo Canestri ceased to perform executive duties in the Company on May 21, 2007, so as from that date he is deemed independent according to the Securities Exchange Commission (“SEC”) and non-independent according to the Comisión Nacional de Valores (Argentine Securities Commission – “CNV”) since, pursuant to current regulations, the leave of absence required by applicable laws since resigning his position with the Company has not elapsed.

The following was stated:

•	The proposal of the Board of Directors regarding remunerations complies with all applicable legal, regulatory and statutory provisions,

•

The Remuneration Policy for Staff, Managers, and Directors is consistent with the reference shareholder corporate policies, and it consists of a fixed element and a variable element determined according to performance. Regarding the Company’s performance, the Company has fully met its budget, with a significant improvement in results and in the quality of its assets, all of which is stated in the Annual Report and Financial Statement of the Company.

Once the evaluation was completed, and considering:

•	That the remuneration proposed for the Board of Directors is intended to pay for the services of the Directors serving in the Audit Committee;

•	That Directors with executive duties work in the Company full-time and have an excellent professional reputation in the industry;

•	That the independent Directors currently in office have vast experience and an impeccable professional reputation, as has been informed to the Supervisory authorities; and

•	That, if approved at the Shareholders’ Meeting, the payment of such remunerations will not conflict with any legal, regulatory, or statutory provision applicable to the Company.

The Committee concluded that the remuneration proposed by the Board of Directors for the Directors in office during the 2007 fiscal year was “reasonable” pursuant to Section 2 (d), Chapter III, CNV Regulations , taking into consideration their responsibilities, commitment to their duties, competence, professional reputation, reference shareholder corporate policies and overall performance of the Company and its Directors. The proposal is unanimously approved.

3.	Fees for the External Auditors in office during the 2007 fiscal year

The Board of Directors intends to propose, at the Shareholders’ Meeting, the proposal to pay$1,843,375 (one million eight hundred and forty three thousand three hundred and seventy five Argentine Pesos) plus VAT to Deloitte & Co. S.R.L., for its services as External Auditors of the financial statements of Banco Francés for the 2007 fiscal year. The Board of Directors has requested the Audit Committee to issue an opinion on the feasibility of this proposal.

The Audit Committee considered:

•	That such remuneration is in line with the significance and quality of the duties performed by the External Auditors; and

•	That the remuneration proposed is in line with the range of fees approved by other Banks and other listed companies with similar characteristics to Banco Frances.

It was decided that the remuneration of $1,843,375 for the External Auditors of the fiscal year ended December 31, 2007 which the Board of Directors shall submit for approval at the Shareholders’ Meeting, was reasonable.

4.	Budget for the operation of the Audit Committee during the 2008 fiscal year

The Board of Directors has requested the Audit Committee to estimate the budget –to be submitted for approval at the Shareholders’ Meeting– for the operation of the Audit Committee during the 2008 fiscal year.

After discussing this matter, in view of the experience gathered during the previous fiscal year, the estimated needs for training and consultancy for the current fiscal year, and the requirements for the implementation of new internal controls, the Audit Committee resolved to request the Shareholders’ Meeting to approve an operational budget of $150,000 for the 2008 fiscal year.

Finally, it was resolved that a copy of these Minutes be sent to the Board of Directors and the Statutory Audit Committee, and that the shareholders be informed at the following Annual Regular Shareholders’ Meeting.

There being no further business to discuss, the meeting was adjourned at 11:30a.m.

Oscar Castro		Javier D’Ornellas
Independent Director		Independent Director

Evelina L. Sarrailh
Secretary of the Committee

ALLOCATIONS TO DIRECTORS

(Section 3, Chapter III, CNV REGULATIONS)

Financial Statements as of December 31, 2007 (in thousands of Argentine Pesos)
1. Allocated to Income Statement	8,284

2. Final amount proposed for Shareholders’ Meeting	8,284

Additional information to determine Accrued Earnings

3. Profit (loss) for the year (before tax)	235,049

4. (+/-) Prior fiscal years adjustment	—

5. (-) Accrued losses at beginning of the fiscal year	—

6. (-) Legal reserve fund	-47,010

7. (+) Allocations to the Board of Directors allocated to Income Statement	8,284

TOTAL	196,323

8. Accrued Earnings	196,323

9. Ratio of accrued earnings to remuneration %	4.22%

10. Ratio of accrued earnings to dividend %	83.54%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 10, 2008	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer